Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association	Official Use	Official Use Only
	Date:_____ Applicant NFA No.: 399337		

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):		

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [ ] Item 13A [ ] Item 13B [ ] Item 14 [X] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Wells Fargo & Company	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) 0000072971 - CIK	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 420 Montgomery Street San Francisco, CA 94104	Effective Date MM DD YYYY 06/28/2017	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   **See attached**

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor	
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)	

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Item 15-Wells Fargo & Company con't

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Wells Fargo & Company is a financial holding company. It is the direct parent of WFC Holdings, LLC, which is the direct parent of Wells Fargo Bank, N.A. ("WFBNA"). From time to time, Wells Fargo & Company issues debt to third parties. Wells Fargo & Company lends, or makes equity contributions of, the proceeds from such debt issuances to WFC Holdings, LLC. In turn, WFC Holdings, LLC may make loans to its subsidiaries, including WFBNA, pursuant to one or more affiliate loan agreements issued from time to time and outstanding under a master affiliate funding arrangement dated effective 6/28/2017.

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank N.A.	Official Use	Official Use Only
	Date:_____ Applicant NFA No.: 399337		

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [ ] Item 13B   [ ] Item 14   [X] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Wells Fargo Finance, LLC		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CIK - 1738143	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 500 W. 33rd Street Floor 14 New York, NY		Effective Date MM DD YYYY 07 17 2018	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   See Attached

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		

This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Item 15-Wells Fargo Finance, LLC con't

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Wells Fargo Finance LLC offers registered securities guaranteed by Wells Fargo & Company. Funds raised by Wells Fargo Finance LLC in connection with such issuances are loaned back to Wells Fargo & Company pursuant to a master funding arrangement dated effective as of 07/17/2018. Wells Fargo & Company may lend or make equity contributions of the proceeds from such debt issuances to WFC Holdings, LLC. In turn, WFC Holdings, LLC may make loans to its subsidiaries, including WFBNA, pursuant to one or more affiliate loan agreements issued from time to time and outstanding under a master affiliate funding arrangement dated effective 06/28/2017.

Schedule B of FORM SBSE-A
Page 1

Applicant Name: Wells Fargo Bank N.A.

Date: _____

Applicant NFA No.: 399337

Official Use

Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [ ] Item 13B   [ ] Item 14   [X] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Peony Asset Management, Inc.	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI-549300LL6VD10M2ZBY31	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 3800 Howard Hughes Parkway Floor 9 Las Vegas, NV	Effective Date MM DD YYYY 06/01/2004	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   See attached

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		

This entity [ ] <u>effects</u>   [ ] <u>is involved in effecting</u>   security based swaps on behalf of the applicant. *(check only one)*

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Item 15-Peony Asset Management, Inc. con't

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Peony Asset Management, Inc. is a Delaware corporation and an indirect, wholly owned subsidiary of WFBNA. It holds a significant portion of WFBNA's investment portfolio, including debt and equity securities considered HQLA. It also provides regular funding for WFBNA pursuant to two loan agreements, each dated effective 05/06/2021 and issued pursuant to a master affiliate funding arrangement dated effective 6/28/2017. It also from time to time lends securities to WFBNA pursuant to a securities lending arrangement dated effective 06/01/2004 for use as collateral in one or more WFBNA business transactions.

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank N.A.	**Official Use**	Official Use Only
	Date:_____ Applicant NFA No.: 399337		

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I — *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II — *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [ ] Item 13B   [ ] Item 14   [X] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name WFC Holdings, LLC	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI-0T19FZZ6Z7A27CCLDZY33	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 420 Montgomery Street San Francisco, CA 94104	Effective Date MM DD YYYY 06/28/2017	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

See Attached

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III — *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV — *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Item 15-WFC Holdings, LLC con't

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

WFC Holdings, LLC may make loans to its subsidiaries, including WFBNA, pursuant to one or more affiliate loan agreements issued from time to time and outstanding under a master affiliate funding arrangement dated effective as of 6/28/2017.